DEXIA
Group

The Secretary-General

Securities and Exchange C
Division of Corporation Fin
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.



June 16th, 2005

***Attention**: Special Counsel/Office of International Corporate Finance*

DEXIA **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

Dear Sir or Madam

We send you enclosed the English version of the press releases of June 16th, 2005.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

Olivier Van Herstraeten
Secretary General
Dexia S.A.



Brussels, Paris, le 16 juin 2005

PRESS RELEASE

DEXIA KOMMUNALKREDIT BANK "REVS UP" IN ROMANIA

Great success for Dexia Kommunalkredit Bank and Dexia Capital Markets: They participate in the first large international issue of a Romanian local authority. The City of Bucharest launched an international bond issue for EUR 500 million (duration: 10 years) to finance infrastructure projects. With a very strong participation in the transaction, Dexia Group has significantly contributed as Co-Lead Manager to the success of this bond issue.

To further contributing the development of public financing in Romania, Dexia Kommunalkredit Bank, the arm of the group in Central and Eastern Europe, is currently opening a business office in Bucharest. Within the next five years Dexia Kommunalkredit Bank intends to be among the leading players in the field of public finance in Central and Eastern Europe.

Press contact:
Ulrike Pommée : 02 222 44 01